VIA EDGAR

May 22, 2019

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities

Re:	CapWest Income LLC
Offering Statement on Form 1-A
Post Qualification Amendment No. 2
Filed January 22, 2019
Your File No. 024-10620

Dear Ms. Gupta Barros:

We write on behalf of CapWest Income LLC (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated February 22, 2019, by Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodities, commenting on the Company’s Form Offering Statement on Form 1-A/A, filed January 22, 2019.

The factual information provided herein relating to the Company has been made available to us by the Company. Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

1-A POS filed January 22, 2019

General

1.	We note your response to prior comment 4, and we reissue the comment. We note that the offering statement was originally qualified on December 28, 2017 with an offering period of 180 days, and that your response and the disclosure in your Form 1-K filed September 4, 2018 state that, on June 26, 2018 the Managers voted to extend the offering for an additional 60 days (i.e. to August 25, 2018). Please advise us on a supplemental basis whether you have sold any notes pursuant to this offering statement subsequent to the expiration of the 60 day extension.

Response: The Company has determined that, due to an inadvertent calendaring error whereby the Company calculated 6 months as the extension period rather than 180 days, it received funds and accepted 5 subscriptions for Notes after August 25, 2018. Specifically, the Company issued thee Notes for $112,000 received August 27, one Note for $12,000 received on August 28, and one Note for $14,000 received on August 29, 2018. In three of the five instances where funds were received after the expiration of the extension period, the subscriptions were received from the subscriber in advance of August 25. In the other two instances, the subscriptions were received on August 27.

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U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Real Estate and Commodities

Attn: Sonia Gupta Barros, Assistant Director

As a consequence of this error, and in order to avoid such an error in the future with this additional extension request, the Company has revised its Offering Circular to terminate the extended offering on or before a fixed date, October 31, 2019, rather than by reference to an additional period of days.

Part III- Exhibits, page 2

2.	we note your response to prior comment 6, and we reissue the comment. Please file a consent of your independent registered public accounting firm for the use of its report dated September 4, 2018 on your financial statements included in this offering circular through incorporation by reference to the Annual Report on Form 1-K filed on September 4, 2018. We note that you have incorporated by reference and linked to a consent dated December 20, 2017, relating to your report dated August 18, 2017. We further note that no consent was filed with your Form 1-K filed September 4, 2018

Response: We have amended the Form 1-A incorporating by reference the consent of our independent registered public accounting firm as requested for each of the filings referenced above.

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 527-5277.

Sincerely,

BRYAN R. CLARK PC

 /s/Bryan Clark

Bryan Clark

Enclosure (Acknowledgment by the Company)

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